SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CBL & Associates Properties

(Name of Issuer)

Real Estate Investment Trust

(Title of Class of Securities)

124830100

(CUSIP Number)